EXHIBIT 99


(1) On March 28, 2001, Mr. Schultz entered into a previously reported variable prepaid forward contract with an unaffiliated third-party buyer (the "Buyer"). Mr. Schultz pledged 6,756,164 (split adjusted) shares of Common Stock to secure his obligations under the Contract. On February 17, 2004, Mr. Schultz and the Buyer amended the contract (as amended, the "Contract"). The Contract had a maturity date of March 16, 2007. Pursuant to the Contract, at maturity a "Settlement Price" was to be determined based on the average of the closing sale prices of the Common Stock from March 12, 2007 through March 16, 2007, and Mr. Schultz was obligated to deliver to the Buyer a number of shares determined by multiplying a "Delivery Ratio" by the 6,756,164 shares (or an equivalent amount of cash, if elected by Mr. Schultz). The Delivery Ratio was to be determined as follows: (1) if the Settlement Price is less than or equal to the Floor Price (which was $17.2679, split adjusted), then the Delivery Ratio is 1; (2) if the Settlement Price is greater than the Floor Price but less than the Ceiling Price (which was $35.6869, split adjusted), then the Delivery Ratio is the Floor Price divided by the Settlement Price; and (3) if the Settlement Price is equal to or greater than the Ceiling Price, then the Delivery Ratio is the Settlement Price minus the Ceiling Price, plus the Floor Price, divided by the Settlement Price. In exchange for assuming this obligation, Mr. Schultz received a cash payment of $55,180,969 as of the date of entering into the Contract.

Mr. Schultz and the Buyer further amended the Contract, effective as of February 8, 2007, to provide that: (1) the Settlement Date would be accelerated to February13, 2007 and (2) the Contract would be settled by the delivery of 3,567,615 shares of Common Stock. The number of shares required to be delivered was calculated as follows. The Settlement Price was based on the volume-weighted average price of the Common Stock on February 8, 2007 less $0.01, which was $33.3173. Because the Settlement Price was greater than the Floor Price but less than the Ceiling Price, the Delivery Ratio was determined by dividing the Floor Price by the Settlement Price with an adjustment for early settlement of the Contract. As a result of the settlement of the Contract, Mr.Schultz is not required to deliver 3,188,549 of the originally Pledged Shares; as of the Settlement Date, these remaining 3,188,549 shares are no longer subject to the terms of the Contract.

18177-0057/LEGAL13005523.2